Exhibit 99.4

Kingsoft Cloud Holdings Limited

金山云控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

FORM OF PROXY FOR THE EXTRAORDINARY GENERAL MEETING
TO BE HELD ON TUESDAY, DECEMBER 31, 2024

(or any adjournment(s) or postponement(s) thereof)

I/We,(Note 1)                                                                                                                                                                                                                                                          of                                                                                                                                                                                                                                                                                being the registered holder(s) of                                                                                                                                                                                                     shares(Note 2) of US$0.001 each in the share capital of Kingsoft Cloud Holdings Limited (the “Company”), HEREBY APPOINT THE CHAIRMAN OF THE MEETING(Note 4) or                                                                                                                                                                                                                                                                            of                                                                                                                                                                                                                                                                                   as my/our proxy to attend the Extraordinary General Meeting (“EGM”) (and any adjourned meeting) of the Company to be held at Chongxian Hall, 2nd Floor, Conference Building, Taishan Hotel, No. 8 Anning Beili, Xisanqi, Haidian District, Beijing, China on Tuesday, December 31, 2024 at 10:00 a.m., Hong Kong time for the purposes of considering and, if thought fit, passing the resolutions as set out in the notice convening the EGM and at such meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the resolutions as indicated below.

ORDINARY RESOLUTIONS		FOR(Notes 5 & 6)	AGAINST(Notes 5 & 6)	ABSTAIN(Notes 5 & 6)
1.	THAT the terms of the 2024 Kingsoft Framework Agreement entered into by the Company and Kingsoft Corporation on November 19, 2024 and the cloud services contemplated thereunder (including the proposed annual caps for the three years ending December 31, 2027) be and hereby approved and confirmed.
2.	THAT the terms of the 2024 Xiaomi Framework Agreement entered into by the Company and Xiaomi on November 19, 2024 and the transactions contemplated thereunder (including the proposed annual caps for the three years ending December 31, 2027) be and hereby approved and confirmed.
3	THAT any one executive Director be and is hereby authorized to (i) determine the relevant commercial terms arising from the 2024 Kingsoft Framework Agreement and the 2024 Xiaomi Framework Agreement, (ii) sign or execute such other documents or supplement agreements or deeds in respect of the 2024 Kingsoft Framework Agreement and the 2024 Xiaomi Framework Agreement on behalf the Company, and (iii) do all such things and take all such actions as he may consider necessary or desirable for the purpose of giving effect to the 2024 Kingsoft Framework Agreement and the 2024 Xiaomi Framework Agreement and completing relevant transactions.

Dated	this day of 2024.	Signature(Note 7):

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2.	Please insert the number of shares of the Company registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).
3.	Any member of the Company entitled to attend and vote at the meeting is entitled to appoint another person as his/her/its proxy to attend and vote instead of him/her/it. The proxy need not be a member of the Company but must attend the meeting in person to represent the member.
4.	If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE MEETING” here inserted and insert the name and address of the proxy desired in the space provided. A member of the Company who is the holder of two or more shares may appoint more than one proxy to attend and vote on his/her/its behalf at the meeting provided that if more than one proxy is so appointed, the appointment shall specify the number and class of shares in respect of which each such proxy is so appointed. IF NO NAME IS INSERTED, THE CHAIRMAN OF THE MEETING WILL ACT AS YOUR PROXY. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.
5.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, PLEASE TICK (“✔”) THE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST A RESOLUTION, PLEASE TICK (“✔”) THE BOX MARKED “AGAINST.” IF YOU WISH TO ABSTAIN FROM VOTING, PLEASE TICK (“✔”) THE BOX MARKED “ABSTAIN”. If no direction is given, your proxy will vote or abstain at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the EGM other than those referred to in the notice convening the EGM. If you mark the box “abstain”, it will mean that your proxy will abstain from voting and, accordingly, your vote will not be counted either for or against the relevant resolution.
6.	All resolutions will be put to vote by way of poll at the meeting. Every member of the Company present in person (in the case of a member being a corporation, by its duly authorized representative) or by proxy shall have one vote for every fully paid share of which he/she/it is the holder. A person entitled to more than one vote on a poll need not use all his/her votes or cast all the votes he/she uses in the same way and in such cases, please state the relevant number of shares in the appropriate box(es) above.
7.	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized.
8.	To be valid, this form of proxy together with the power of attorney (if any) or other authority (if any) under which it is signed or a certified copy thereof, must be deposited at the Company’s Branch Share Registrar, Tricor Investor Services Limited, at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding this meeting (i.e. not later than 10:00 a.m. on Sunday, December 29, 2024) or the adjourned meeting.
9.	In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of votes of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names of the joint holders stand in the Register of Members of the Company in respect of the joint holding.
10.	Completion and delivery of the form of proxy will not preclude you from attending and voting at the meeting and, in such event, the form of proxy shall be deemed to be revoked.
11.	We refer to the circular (the “Circular”) and notice of the EGM of the Company dated November 29, 2024 . Unless otherwise indicated, the capitalized terms used in this proxy form shall have the same meaning as those defined in the Circular and the notice of the EGM. The description of the resolutions is by way of summary only. The full text appears in the notice of the EGM.

PERSONAL INFORMATION COLLECTION STATEMENT

Your supply of your and your proxy’s (or proxies’) name(s) and address(es) is on a voluntary basis for the purpose of processing your request for the appointment of a proxy (or proxies) and your voting instructions for the EGM of the Company (the “Purposes”). We may transfer your and your proxy’s (or proxies’) name(s) and address(es) to our agent, contractor, or third party service provider who provides administrative, computer and other services to us for use in connection with the Purposes and to such parties who are authorised by law to request the information or are otherwise relevant for the Purposes and need to receive the information. Your and your proxy’s (or proxies’) name(s) and address(es) will be retained for such period as may be necessary to fulfil the Purposes. Request for access to and/or correction of the relevant personal data can be made in accordance with the provisions of the Personal Data (Privacy) Ordinance and any such request should be in writing by mail to Tricor Investor Services Limited at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong for the attention of Privacy Compliance Officer.